UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.)*

Focus Impact BH3 Acquisition Company
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

22677T102
(CUSIP Number)

Carl Stanton
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
(212) 203-0243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1	NAMES OF REPORTING PERSONS
Focus Impact BHAC Sponsor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Capital Contributions

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,856,303

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,856,303

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,856,303(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported amount includes (i) 2,200,940 shares of Class A Common Stock (“Class A Shares”), (ii) 1,495,363 Class A Shares issuable in respect of 1,495,363 shares of Class B Common Stock (“Class B Shares,” and together with the Class A Shares, the “Shares”), and (iii) 4,160,000 Class A Shares issuable in respect of 4,160,000 warrants (the “Warrants”).

(2) Calculated assuming 10,967,392 Class A Shares based upon 5,312,029 Class A Shares outstanding on the Issuer’s Form 8-K, filed on October 6, 2023, as increased by 5,655,363 Class A Shares issuable in respect of Class B Shares and Warrants held by the reporting person.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share, of Focus Impact BH3 Acquisition Company, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a), (f)    This Statement is being filed by Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company (the “Reporting Person” or the “New Sponsor”).

(b)          The business address of the Reporting Person is 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105.

(c)          The present principal business of the Reporting Person is the holding of and investment management with respect to securities.

(d), (e)    The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or and, as a result of which such person was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 27, 2023, the Issuer, Crixus BH3 Sponsor LLC (the “Old Sponsor”) and the Reporting Person entered into a Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, subject to satisfaction of certain conditions, the Reporting Person (i) agreed to purchase an aggregate of 3,746,303 Shares from the Old Sponsor and each of the Anchor Investors (as defined in the Purchase Agreement) and 4,160,000 Private Placement Warrants from the Old Sponsor for an aggregate purchase price of $16,288.27 and (ii) will become the sponsor of the Issuer (together, the “Purchase”).

The source of funds for the acquisitions described above was capital contributions by members of the reporting person.

Item 4.	Purpose of Transaction.

As announced in the Issuer’s Form 8-K filed with the SEC on November 8, 2023, the Reporting Person purchased 3,747,303 Shares and 4,160,000 Warrants. The Class B Shares and Warrants were acquired and are held for investment purposes, but the Reporting Person may review and evaluate strategic alternatives, opportunities to increase stockholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement.

Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as they may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer.

(a), (b)    The information contained on the cover page of this Statement is incorporated herein by reference.

The reporting person may be deemed to have beneficial ownership of 5,655,363 Class A Shares of the Issuer acquirable in respect of (i) 1,495,363 Class B Shares and (ii) 4,160,000 Warrants.

The Reporting Person’s percentage of beneficial ownership is approximately 71.6% of the outstanding Class A Shares. Calculations of the percentage of Class A Shares beneficially owned assumes 10,967,392 Class A Shares based upon 5,312,029 Class A Shares outstanding, as reported on the Issuer’s Form 8-K, filed on October 6, 2023, as increased by (i) 1,495,363 Class A Shares issuable in respect of 1,495,363 Class B Shares and (ii) 4,160,000 Class A Shares issuable in respect of 4,160,000 Warrants.Voting and investment decisions with respect to the reported securities are made by majority vote of Carl Stanton, Ernest Lyles, and Wray Thorn, each of whom disclaims beneficial ownership of the reported securities. The filing of this statement shall not be deemed an admission of beneficial ownership of the reported securities by any of the foregoing for purposes of Section 13(d), Section 13(g), or otherwise.

(c)          Except as described herein, during the 60 days preceding the date of this Statement, the Reporting Persons have not effected any transactions in the Class A Shares.

(d)          Not Applicable

(e)          Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Statement is incorporated herein by reference.

Registration and Stockholder Rights Agreement

In connection with the closing of the transactions contemplated by the Purchase Agreement, the New Sponsor entered into a joinder agreement to the registration and stockholder rights agreement, dated October 4, 2021, by and among the Issuer, the Old Sponsor and certain security holders thereto, pursuant to which the Holders (as defined therein) are entitled to (i) request that the Issuer register certain of its securities held by them for sale under the Securities Act of 1933, as amended (the “Securities Act”), (ii) have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act and (iii) include their securities in other registration statements filed by the Issuer. In addition, the Old Sponsor agreed to transfer its rights to designate three individuals to be appointed or nominated, as the case may be, for election to the board of directors of the Issuer at any time after the Issuer consummates a business combination.

The foregoing description of the registration and stockholder rights agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Non-Redemption Agreements

On or about October 4, 2023, the Old Sponsor and the New Sponsor entered into agreements (“Non-Redemption Agreements”) with several unaffiliated third parties in exchange for them agreeing not to redeem certain of the common stock of the Issuer held by them at a meeting called by the Issuer to extend the time the Issuer had to consummate an initial business combination and give holders of Class B Shares the right to convert their shares on a one-to-one basis at the option of the holder. Pursuant to the Non-Redemption Agreements, the New Sponsor has agreed to transfer to such investors Class B Shares held by the New Sponsor immediately following the consummation of an initial business combination if they continue to hold such non-redeemed shares through the aforementioned meeting.

The foregoing description of the Non-Redemption Agreements is qualified in its entirety by reference to the full text of the form of such agreements, a copy of which is filed as an exhibit hereto.

Insider Letter

In connection with the closing of the transactions contemplated by the Purchase Agreement, the New Sponsor entered into a joinder agreement to the letter agreement, dated as of October 4, 2021, by and between the Issuer and the Old Sponsor (the “Letter Agreement”, pursuant to which, the New Sponsor has agreed to certain limitations, including the following:

(a) not to transfer assign or sell any Class B Shares (or Class A Shares issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to such business combination, (x) if the last reported sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their Class A Shares for cash, securities or other property; (b) not to transfer the Private Placement Warrants nor the shares underlying such warrants until 30 days after the completion of the initial business combination; (c) to vote all shares owned by it in favor of any proposed business combination; and (d) to waive certain redemption rights, with respect to any of the Shares held by it.

This description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1
Purchase Agreement, dated September 27, 2023, by and among Crixus BH3 Acquisition Company, Crixus BH3 Sponsor LLC, and Focus Impact BHAC Sponsor, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2023).

2
Registration and Stockholder Rights Agreement, dated October 4, 2021, among the Issuer, the Old Sponsor and certain security holders (incorporated by reference to Exhibit 10.4 in the Current Report on Form 8-K filed by the Issuer with the SEC on October 7, 2021).

3	Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2023).

4
Letter Agreement, dated October 4, 2021, by and between the Issuer and the Old Sponsor (incorporated by reference to Exhibit 10.1 in the Current Report on Form 8-K filed by the Issuer with the SEC on October 7, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023
Focus Impact BHAC Sponsor, LLC

	By:	/s/ Wray Thorn
Name: Wray Thorn
Title: Authorized Signatory